

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 9, 2013

Via E-mail
Mrs. Francine Lavoie
President and Chief Executive Officer
Boreal Water Collection, Inc.
4496 State Road 42 North
Kiamesha Lake, NY 12751

> **Re: Boreal Water Collection, Inc.**
> **Form 8-K**
> **Filed December 5, 2013**
> **File No. 0-54776**

Dear Mrs. Lavoie:

        We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with more information so we may better understand your disclosure.

        Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Section 4 – Matters Related to Accountants and Financial Statements

4.02 Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review, page 2

1. Please provide a brief description of the errors in your financial statements for the years ended December 31, 2010 and 2011 and the facts underlying the conclusion that the financial statements can no longer be relied upon. Please refer to Item 4.02(a)(2) of Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Guobadia at (202) 551-3562 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief